UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 6-K

________________________________________

Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of July 2020

000-23697

(Commission file number)

________________________________________

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant’s Form F-3 Registration Statement (File No. 333-219708), as filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Consummation of Merger and Equity Financing Transactions

Consummation of the Merger

As previously disclosed in its Report of Foreign Private Issuer on Form 6-K, furnished by Eros with the SEC on April 20, 2020, Eros International Plc, an Isle of Man company limited by shares (“Eros”), entered into an Agreement and Plan of Merger (as amended, restated or otherwise modified from time to time, the “Merger Agreement”) with STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Eros (“England Holdings 2”), and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). On July 30, 2020, Merger Sub merged with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 (the “Merger”). Eros, as the combined company following the Merger, is referred to herein as the “combined company.”

On the terms and subject to the conditions set forth in the Merger Agreement, each share of STX preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted at the Effective Time into the right to receive a number of contractual contingent value rights (“CVRs”), without interest, based on the liquidation value and, as applicable, the exit payment, of the respective share of STX preferred stock (the “Merger Consideration”), and such CVRs in turn entitle the holder thereof to receive, on the Settlement Date (as defined below), a number of A ordinary shares of the combined company (the “Eros A Ordinary Shares”) to be calculated in accordance with certain agreements governing the CVRs entered into concurrently with the consummation of the Merger (the “CVR Agreements”). Each share of STX common stock, each STX stock option and restricted stock unit award and each STX warrant issued and outstanding as of immediately prior to the Effective Time was cancelled at the Effective Time without consideration. The aggregate number of Eros A Ordinary Shares to be issued to the former STX stockholders upon settlement of the CVRs (the “Aggregate Merger Consideration CVR Shares”) will be equal to, and will in no event exceed, 171,912,291, which was the total number of ordinary shares of Eros outstanding as of immediately prior to the Effective Time on a fully diluted basis. The calculation of the fully diluted number of outstanding ordinary shares for this purpose includes (1) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding in-the-money (based on the volume weighted average trading price of Eros A Ordinary Shares for the 20 days prior to the Effective Time) Eros stock options and (2) the aggregate number of ordinary shares subject to issuance pursuant to then outstanding Eros restricted stock unit awards.

Pursuant to the CVR Agreements, the applicable CVRs issued as Merger Consideration will be settled in Eros A Ordinary Shares on the date (the “Settlement Date”) that is the earlier to occur of (1) the later to occur of (a) the first time that the Eros A Ordinary Shares issuable pursuant to the CVRs have been registered for resale pursuant to an effective registration statement under the Securities Act, and (b) the 75th day after the Effective Time and (2) the date that is six months after the Effective Time. Each CVR will entitle the holder thereof to receive, on the Settlement Date, a number of Eros A Ordinary Shares allocated from the Aggregate Merger Consideration CVR Shares based on the respective classes of STX preferred stock in respect of which the applicable CVRs were issued. However, the total number of A ordinary shares issuable pursuant to all CVRs will not exceed, in the aggregate, the Aggregate Merger Consideration CVR Shares.

Each holder of a CVR (other than any such holder that is also an investor under the PIPE Subscription Agreement (as defined below) and delivered a PIPE Lock-Up Agreement (as defined below) in connection with the PIPE Subscription Agreement) will, as a condition to receiving any Eros A Ordinary Shares issuable in respect of such CVRs on the Settlement Date, be required to execute and deliver a lock-up agreement to the combined company (the “CVR Lock-Up Agreements”). Pursuant to the CVR Lock-Up Agreements, each holder of a CVR will agree not to, without the prior written consent of the combined company, directly or indirectly transfer the Eros A Ordinary Shares issued to such holder on the Settlement Date for a period of 18 months from the Settlement Date.

The foregoing descriptions of the Merger Agreement and the CVR Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 4.30 to Eros’ Annual Report on Form 20-F for the fiscal year ended March 31, 2020 and is incorporated herein by reference, and the CVR Agreements, copies of which are furnished as Exhibits 4.1 to 4.5, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Consummation of the PIPE Financing

On April 17, 2020, Eros entered into a Subscription Agreement (as amended, restated or otherwise modified from time to time, the “PIPE Subscription Agreement”) with certain investors, pursuant to which such investors agreed to purchase newly issued Eros A Ordinary Shares from Eros for an aggregate purchase price of $75 million in a private placement transaction (the “PIPE Financing”). Concurrently with its execution of the PIPE Subscription Agreement, each investor thereunder also executed a lock-up agreement (the “PIPE Lock-Up Agreements”) pursuant to which such investor agreed not to, without the prior written consent of the combined company, directly or indirectly transfer the Eros A Ordinary Shares issued to such investor in the PIPE Financing and the Merger for a period of 75 days from the Effective Time. On July 30, 2020, substantially concurrently with the Effective Time, Eros consummated the PIPE Financing. Each investor under the PIPE Subscription Agreement was an existing stockholder of STX as of immediately prior to the Effective Time. The purchase price for each Eros A Ordinary Share purchased under the PIPE Subscription Agreement was $3.08, and Eros issued an aggregate of 24,350,641 Eros A Ordinary Shares to the investors in the PIPE Financing. In connection with the consummation of the PIPE Financing and as contemplated by the Merger Agreement and the PIPE Subscription Agreement, substantially concurrently with the Effective Time, Eros, certain shareholders of Eros affiliated with Kishore Lulla and his family (collectively, the “Founder Group”) and the investors under the PIPE Subscription Agreement entered into an Investors’ Rights Agreement and a Registration Rights Agreement, and Eros filed the Amended Articles of Association (as defined below) with the Companies Registry of the Isle of Man. The Investors’ Rights Agreement, Registration Rights Agreement and Amended Articles of Association are described in further detail below under “Investors’ Rights Agreement, Registration Rights Agreement, and Amended Articles of Association.”

In addition, in accordance with the Merger Agreement and the PIPE Subscription Agreement, between the signing of the Merger Agreement and the Effective Time, Eros consummated $35 million of equity financing through periodic drawdowns under subscription agreements entered into with certain investors pursuant to Eros’ existing registered direct offering (the “2020 Registered Equity Offering”) of Eros A Ordinary Shares. The 2020 Registered Equity Offering is being effected pursuant to a prospectus supplement under Eros’ Registration Statement on Form F-3 (Registration No. 333-219708), as amended. Pursuant to the Merger Agreement and the PIPE Subscription Agreement, the combined company will consummate an additional $15 million of equity financing from new investors and/or through additional drawdowns pursuant to the 2020 Registered Equity Offering within 90 days following the Effective Time.

The foregoing descriptions of the PIPE Subscription Agreement and the 2020 Registered Equity Offering and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to, respectively, the PIPE Subscription Agreement, a copy of which is filed as Exhibit 4.32 to Eros’ Annual Report on Form 20-F for the fiscal year ended March 31, 2020 and is incorporated herein by reference, and the form of subscription agreement related to the 2020 Registered Equity Offering, a copy of which was filed as Exhibit 4.29 to Eros’ Annual Report on Form 20-F for the fiscal year ended March 31, 2020 and is incorporated herein by reference.

Investors’ Rights Agreement, Registration Rights Agreement, and Amended Articles of Association

Pursuant to the Merger Agreement and the PIPE Subscription Agreement, at the Effective Time: (1) Eros, the Founder Group and the investors under the PIPE Subscription Agreement entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”); and (2) Eros, the Founder Group and the investors under the PIPE Subscription Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”). In addition, following the Effective Time on the closing date of the Merger, the Company’s existing Articles of Association of Eros were amended and restated in the form approved by the shareholders of Eros at an extraordinary general meeting held on June 29, 2020 (the “Amended Articles of Association”).

Eros previously disclosed the material terms and provisions of the Investors’ Rights Agreement, the Registration Rights Agreement and the Amended Articles of Association in its Report of Foreign Private Issuer on Form 6-K furnished by Eros with the SEC on April 20, 2020, Report of Foreign Private Issuer on Form 6-K furnished by Eros with the SEC on June 10, 2020 and Annual Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on July 30, 2020, the descriptions of which are incorporated herein by reference. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the Investors’ Rights Agreement, Registration Rights Agreement and Amended Articles of Association, copies of which are furnished as Exhibits 10.1, 10.3 and 3.1, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Amendment No. 1 to the Investors’ Rights Agreement

Immediately following the consummation of the PIPE Financing and entry into the Investors’ Rights Agreement, the required parties to the Investors’ Rights Agreement entered into an amendment to the Investors’ Rights Agreement (“Amendment No. 1 to the Investors’ Rights Agreement”).

Amendment No. 1 to the Investors’ Rights Agreement amends the Investors’ Rights Agreement as follows:

•	For so long as the Founder Group has the right to nominate directors pursuant to the Investors’ Rights Agreement (as amended), the Remuneration Committee of the board of directors of the combined company (the “Board”) will consist of not more than four directors, of which two shall be directors nominated by the Founder Group and, for so long as affiliates of Hony Capital (collectively, the “Hony Investor”) have the right to nominate directors pursuant to the Amended and Restated Investors’ Rights Agreement, two out of four members of the Remuneration Committee shall be directors nominated by the Hony Investor.

•	In lieu of requiring (1) the approval of at least one director nominated by the Founder Group and at least one director nominated by the Hony Investor with respect to any proposed hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the combined company and (2) the approval of at least one director nominated by the Founder Group with respect to adoption of the annual business plan (including operating budget) of the combined company and its subsidiaries, Amendment No. 1 to the Investors’ Rights Agreement provides instead that, until the earliest of (x) the third anniversary of the Effective Time, (y) the first such time after the Settlement Date that the Hony Investor ceases to beneficially own 50% of the Eros A Ordinary Shares owned by it as of the Effective Time (giving effect to the CVRs) or (z) the first such time that the Founder Group ceases to beneficially own 50% of the Eros A Ordinary Shares and B ordinary shares (the Eros A Ordinary Shares and B ordinary shares, collectively, “Eros Ordinary Shares”) of the combined company owned by it as of the Effective Time, the approval of a two-thirds majority of the Board will be required to take any of the actions described in the foregoing clauses (1) and (2) or to enter into any agreement increasing the combined company’s available debt for borrowed money to an amount greater than the greater of (a) $552 million and (b) an amount that would cause the net debt to be greater than five times the Adjusted EBITDA (as that term is defined in Eros’ Annual Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on July 30, 2020) of the combined company for the most recent four consecutive fiscal quarters for which financial statements are available (giving pro forma effect to the borrowing and the use of proceeds of such borrowing).

The foregoing description of Amendment No. 1 to the Investors’ Rights does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Investors’ Rights Agreement, a copy of which is furnished as Exhibit 10.2 to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Composition of the Board of the Combined Company

As of the Effective Time, Sunil Lulla, Prem Parameswaran and Shailendra Swarup, each a director of Eros immediately prior to the Merger, resigned from the Board. In accordance with the terms and conditions set forth in the Merger Agreement and the Investors’ Rights Agreement (as amended), effective as of immediately following the Effective Time, the Board has eight directors, of whom four directors (the “Founder Group Directors”) were nominated by the Founder Group and four directors (the “STX Directors”) were nominated by STX. There is currently one vacant seat on the Board. Each of the Founder Group Directors and the STX Directors will serve until his or her respective successor has been duly elected and qualified, or until any such director’s earlier death, resignation or removal, in each case subject to and in accordance with the Investors’ Rights Agreement (as amended).

Pursuant to the Investors’ Rights Agreement (as amended), until the third anniversary of the Effective Time, (1) the Founder Group will have the right, for so long as the Founder Group continues to beneficially own at least 50% of the number of Eros Ordinary Shares beneficially owned by Eros Founder Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), to nominate for election or appointment to the Board each successor to or replacement for a Founder Group Director and (2) the Hony Investor will have the right, for so long as the Hony Investor beneficially owns at least 50% of the number of Eros A Ordinary Shares beneficially owned by it as of the Effective Time (giving effect, prior to the Settlement Date, to the Eros A Ordinary Shares underlying the CVRs issued to the Hony Investor pursuant to the Merger Agreement), to nominate for election or appointment to the Board each successor to or replacement for an STX Director. In addition, for so long as the Eros Founder Group has the foregoing Board nomination right, with respect to all other directorships to be elected in an election of directors to the Board, the Founder Group shall vote its shares proportionately to the vote of all holders of shares who are not members of the Founder Group; provided that, for purposes of determining any such proportional vote prior to the Settlement Date, CVRs shall be deemed to be outstanding Eros A Ordinary Shares and to have been voted in such election.

The initial Founder Group Directors are Kishore Lulla, Rishika Lulla Singh, Dhirendra Swarup and Dilip Thakkar, each of whom was a director of Eros immediately prior to the Effective Time.

The initial STX Directors are Robert B. Simonds, Jr., Nicholas Stone, John Zhao and Shailesh Rao.

New Director Biographies

Mr. Robert Bruce Simonds, Jr., age 57, is the combined company’s Co-Chairman, executive Director and Chief Executive Officer.  Mr. Simonds has over 20 years of experience in the film industry as a film producer and entrepreneur. Prior to establishing STX Filmworks, Inc. in 2011, Mr. Simonds had his own company, the Robert Simonds Company, and served as producer or executive producer of over 30 films released between 1990 and 2010. Mr. Simonds was a director of Nuverra Environmental Solutions, Inc., a Delaware corporation (“Nuverra”), from May 17, 2010 to August 7, 2017. Nuverra provided environmental solutions to companies focused on the development, exploration and ongoing production of oil and natural gas from shale formations in the United States. On May 1, 2017, Nuverra filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. At the time of filing of the voluntary petition, Nuverra’s outstanding debt obligations amounted to approximately $145 million. On July 25, 2017, the bankruptcy court confirmed Nuverra’s plan of reorganization and such plan became effective August 7, 2017. No claim has been made against Mr. Simonds arising from his position as a director of Nuverra. Mr. Simonds holds a bachelor’s degree in philosophy from Yale University.

Mr. Nicholas Stone, age 42, is a Partner at FS Investment Management, a private investment entity with long term capital and a range of investments across asset classes. He serves as a director of Bayside Communities, Kelvin Inc., FS Investment Management, Wilderness Holdings and Austex Oil Ltd. Mr. Stone previously served as a director of STX Filmworks, Inc. from March 2019 to July 2020. Prior to joining FS Investment Management, Mr. Stone served as Vice President for TPG Capital, one of the world’s largest private equity funds, from 2007 to 2011, and was an investment professional at Kohlberg Kravis Roberts & Co. from 2002 to 2005. Mr. Stone graduated cum laude from Harvard with an AB in 2000 and received his Masters of Business Administration from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Mr. John Zhao, age 57, is the Chairman and Chief Executive Officer of Hony Capital, a leading investment group in China he founded in 2003. Under his leadership, Hony Capital currently manages over $12 billion of assets and has invested in approximately 100 companies in China and abroad, including Hospital Corporation of China Limited, Best Food Holding Company Limited, Goldstream Investment Limited, Zoomlion Heavy Industry Science and Technology Co., Ltd, Suning, STX Entertainment, Linmon Pictures, and PCCW International OTT. Mr. Zhao holds an MBA degree from the Kellogg School of Management at Northwestern University, dual Master’s degrees in Electronic Engineering and Physics from Northern Illinois University, and a Bachelor’s degree in Physics from Nanjing University.

Mr. Shailesh Rao, age 48, has two decades of experience in the technology sector, including involvement in the launch and early growth of significant consumer technology platforms and as investor and mentor to technology companies including Moglix, BigSpring, and Omaze. He previously served as a Partner at TPG and Head of the Growth Fund and Rise Fund for India and Southeast Asia from 2017 to 2019, Vice President for International Operations at Twitter from 2012 to 2016, and at Google as Vice President in charge of YouTube for Asia Pacific and Managing Director of Google India from 2005 to 2012. He has served on the board of Jones Lang LaSalle Incorporated, a Fortune 500 global real estate services company, as a Senior Advisor to McKinsey & Company, and a member of the CEO Council of Lighthouse Funds, a private equity firm. Mr. Rao holds an MBA from the Kellogg School of Management and dual degrees from the University of Pennsylvania, a B.S. in Economics from the Wharton School of Business and a B.A. in History with Honors.

Biographies of each Founder Group Director are included in Eros’ Annual Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on July 30, 2020 and are incorporated herein by reference.

Classification of the Board

Immediately following the Effective Time, the Board was divided into three classes of directors that will serve staggered three-year terms as follows:

•	Class I (initial term expires at the combined company’s 2021 annual general meeting and until his or her successor is duly elected and qualified): Dilip Thakkar, John Zhao, vacant seat

•	Class II (initial term expires at the combined company’s 2022 annual general meeting and until his or her successor is duly elected and qualified): Dhirendra Swarup, Shailesh Rao, Nicholas Stone

•	Class III (initial term expires at combined company’s 2023 annual general meeting and until his or her successor is duly elected and qualified): Kishore Lulla, Rishika Lulla Singh, Robert Bruce Simonds, Jr.

Related Party Transactions

There are no transactions between the combined company and any of the STX Directors required to be disclosed pursuant to Item 7.B of Form 20-F.

New Director Compensation

The non-employee STX Directors will receive annual director fees and will be eligible to receive standard non-employee director share equity awards, in each case in amounts and on terms to be determined by the Remuneration Committee of the Board.

Composition of the Committees of the Board of the Combined Company

Immediately following the execution of Amendment No. 1 to the Investors’ Rights Agreement, the composition of the Audit Committee of the Board (the “Audit Committee”), Nomination and Governance Committee of the Board (the “Nomination Committee”) and Remuneration Committee of the Board (the “Remuneration Committee”) is as follows:

•	Audit Committee: Nicholas Stone (Chair), Shailesh Rao, Dhirendra Swarup and Dilip Thakkar
•	Nomination Committee: John Zhao (Chair), Nicholas Stone, Dhirendra Swarup and Dilip Thakkar
•	Remuneration Committee: Dhirendra Swarup (Chair), Shailesh Rao, Dilip Thakkar and John Zhao

The newly created Independent Committee of the Board (the “Independent Committee”) initially consists of Dilip Thakkar (Chair), Shailesh Rao, Nicholas Stone and Dhirendra Swarup. Pursuant to the Investors’ Rights Agreement (as amended) and Amended Articles of Association, until the third anniversary of the Effective Time, certain actions of the combined company require prior approval of the Independent Committee. In addition, until the third anniversary of the Effective Time, the Founder Group may not acquire more than 50% of the voting power of the combined company without the prior approval of the Independent Committee.

Officer Changes and Appointments

Effective as of the Effective Time, the following changes in executive officer titles occurred:

•	Kishore Lulla ceased to be Group Chief Executive Officer of the combined company (but, for purposes of clarity, remains as Executive Co-Chairman and an employee of the combined company); and

•	Prem Parameswaran ceased to be Group Chief Financial Officer and President of North America of the combined company (but, for purposes of clarity, became Head of Corporate Strategy and remains an employee of the combined company).

Effective as of the Effective Time, (1) Kishore Lulla, Executive Chairman and Group Chief Executive Officer of Eros immediately prior to the Effective Time, was appointed as Executive Co-Chairman of the combined company; and (2) Robert B. Simonds, Jr., Chairman and Chief Executive Officer of STX immediately prior to the Effective Time, was appointed as Co-Chairman and Chief Executive Officer of the combined company. The Board also appointed, effective as of the Effective Time, the following additional officers of the combined company, in each case, to serve until his or her successor is duly appointed or until his or her earlier resignation, death or removal from office:

•	Noah Fogelson as Co-President;
•	Rishika Lulla Singh as Co-President;
•	Andrew Warren as Chief Financial Officer;
•	Prem Parameswaran as Head of Corporate Strategy;
•	Ridhima Lulla as Chief Content Officer – Eros Now;
•	Sunil Lulla as Chairman – Eros Studios;
•	Adam Fogelson as Chairman – STX Motion Picture Group;
•	Pradeep Dwivedi as Chief Executive Officer – Eros India; and
•	Ali Hussein as Chief Executive Officer – Eros Now

Eros International Plc 2020 Long-Term Incentive Plan

Immediately following the Effective Time, the Board adopted the Eros International Plc 2020 Long-Term Incentive Plan (the “2020 LTIP”) with an aggregate equity pool of 40 million Eros A Ordinary Shares. Awards under the 2020 LTIP will be allocated and granted by the Remuneration Committee in its discretion. No such awards have been allocated or granted to date.

The foregoing description of the 2020 LTIP does not purport to be complete and is qualified in its entirety by reference to the 2020 LTIP, copies of which are furnished as Exhibits 10.4, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

STX Credit Facilities

STX Senior Credit Agreement

On October 7, 2016, STX, as the parent entity of STX Financing, LLC (“Borrower”), entered into that certain Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement (the “Original Senior Credit Agreement”; as amended by each of the Senior Amendments (as defined below), the “Senior Credit Agreement”) by and among STX, the Borrower, JPMorgan Chase Bank, N.A, as administrative agent and issuing bank (the “Senior Administrative Agent”), the lenders from time to time party thereto (the “Senior Lenders”) and the guarantors referred to therein (“Senior Guarantors”, together with the Borrower, the “Senior Credit Parties”). The Senior Credit Agreement has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of June 2, 2017 (the “First Senior Amendment”), (ii) Amendment No. 2 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of October 4, 2017 (the “Second Senior Amendment”), (iii) Waiver and Amendment No. 3 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 22, 2018 (the “Third Senior Amendment”), (iv) Waiver and Amendment No. 4 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of February 11, 2019 (the “Fourth Senior Amendment”), (v) Consent and Amendment No. 5 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of January 30, 2020 (the “Fifth Senior Amendment”) and (vi) Consent and Amendment No. 6 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement dated as of April 17, 2020 (the “Sixth Senior Amendment”, together with the First Senior Amendment, Second Senior Amendment, Third Senior Amendment, Fourth Senior Amendment and Fifth Senior Amendment, the “Senior Amendments”).

Pursuant to the Senior Credit Agreement, the Borrower may borrow up to $350.0 million from the Senior Lenders on a revolving basis. All advances are subject to a borrowing base determined by a variety of the Credit Parties’ assets and secured by substantially all of the Senior Credit Parties’ assets. The Borrower may borrow up to an additional $250.0 million, subject to certain conditions, as set forth in the Senior Credit Agreement. The incremental amounts are not committed and would be issued on the same terms as the existing Senior Credit Agreement.

The maturity date of the Senior Credit Agreement is October 7, 2021. Borrowings under the Senior Credit Agreement can be made as alternative base rate loans or London Interbank Offered Rate (“LIBOR”) loans. For alternative base rate loans, the interest rate is equal to 2.00% plus the greater of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) LIBOR for a one-month interest period plus 1.00%. For LIBOR loans, the interest is equal to 3.00% plus the LIBOR rate. The Borrower is required to pay a commitment fee at an annual rate of 0.75% if credit exposure is less than 50.00% of total commitments and 0.50% if credit exposure is greater than or equal to 50.00% of the total commitments.

The Senior Credit Agreement includes certain covenants, which are comparable to transactions involving companies operating in the Borrower’s industry, including, but not limited to, limitations on the Senior Credit Parties’ ability to: (i) incur additional indebtedness, (ii) incur liens, (iii) provide guaranties, (iv) make certain investments, (v) pay dividends or make other restricted payments, (vi) sell or discount receivables, (vii) enter into sale and leaseback or soft dollar transactions, (viii) make capital expenditures above an annual cap and (ix) enter into certain transactions with affiliates. Although the Company is not a Senior Credit Party, it pledges its membership interests in the Borrower as collateral for the Senior Credit Agreement and is subject to a passive holding company covenant, which restricts it from engaging in certain activities without the consent of the Senior Administrative Agent as set forth in the Senior Credit Agreement. To date, STX and the Senior Credit Parties have been successful in obtaining such consents when needed, including with respect to the Merger. As of the date of this Report of Foreign Private Issuer on Form 6-K, the Senior Credit Parties and STX are in compliance with each covenant under the Senior Credit Agreement.

The description above is only a summary of the material provisions of the Senior Credit Agreement and is qualified in its entirety by reference to copies of the Senior Credit Agreement, First Senior Amendment, Second Senior Amendment, Third Senior Amendment, Fourth Senior Amendment, Fifth Senior Amendment, and Sixth Senior Amendment, which are furnished as Exhibits 10.5, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Subordinated Credit Agreement

On October 7, 2016, STX, as the parent entity of Borrower, entered into that certain Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement (the “Original Subordinated Credit Agreement”; as amended by each of the Subordinated Amendments (as defined below), the “Subordinated Credit Agreement”) by and among the Company, the Borrower, Red Fish Blue Fish, LLC, as administrative agent (the “Subordinated Administrative Agent”), the lenders from time to time party thereto (the “Subordinated Lenders”) and the guarantors referred to therein (the “Subordinated Guarantors”, together with the Borrower, the “Subordinated Credit Parties”). The Subordinated Credit Agreement has been amended by that certain (i) Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of March 2, 2018 (the “First Subordinated Amendment”), (ii) Consent and Amendment No. 2 to Second Amended and Restated Subordinated Credit Agreement dated as of February 11, 2019 (the “Second Subordinated Amendment”) and (iii) Consent and Amendment No. 3 to Second Amended and Restated Credit Agreement dated as of April 17, 2020 (the “Third Subordinated Amendment”, together with the First Subordinated Amendment and Second Subordinated Amendment, the “Subordinated Amendments”).

Pursuant to the Subordinated Credit Agreement, the Borrower borrowed a term loan in the amount of $35,210,000 (the “Subordinated Loans”) from the Subordinated Lenders. Upon the closing of the Merger and pursuant to certain requirements under the Senior Credit Agreement in connection with the Merger, Borrower prepaid the Obligations under and as defined in the Subordinated Credit Agreement in an amount equal to $21.5 million. Pursuant to the terms of the Third Subordinated Amendment, STX has agreed to use its commercially reasonable efforts to cause the remainder of all of the amounts outstanding under the Subordinated Credit Agreement to be fully repaid in cash concurrently with any subsequent renewal, refinancing, repayment, forgiveness, replacement or termination of the Senior Credit Agreement.

The obligations under the Subordinated Credit Agreement are secured by substantially all of the Credit Parties’ assets, but subordinated in right of payment and collateral to the obligations under the Senior Credit Agreement. There is no incremental capacity under the Subordinated Credit Agreement.

The maturity date of the Subordinated Credit Agreement is July 7, 2022. Amounts borrowed under the Subordinated Credit Agreement accrue interest at an annual fixed rate of 11.0%. The interest rate applicable to the Subordinated Loans shall be payable on each Interest Payment Date (as defined in the Subordinated Credit Agreement) on the maturity date of the Subordinated Credit Agreement and on the date of any prepayment thereunder: (i) in cash in an amount equal to 9.0% per annum; plus (ii) in kind in an amount equal to 2.0% per annum by adding an amount equal to such unpaid interest to the principal amount of the Subordinated Loans.

The Subordinated Credit Agreement includes certain covenants, which are comparable to transactions involving companies operating in the Borrower’s industry, including, but not limited to, limitations on the Subordinated Credit Parties’ ability to: (i) incur additional indebtedness, (ii) incur liens, (iii) provide guaranties, (iv) make certain investments, (v) pay dividends or make other restricted payments, (vi) sell or discount receivables, (vii) enter into sale and leaseback or soft dollar transactions, (viii) make capital expenditures above an annual cap and (ix) enter into certain transactions with affiliates. Although STX is not a Subordinated Credit Party, it pledges its membership interests in the Borrower as collateral for the Subordinated Credit Agreement and is subject to a passive holding company covenant which restricts it from engaging in certain activities without the consent of the Subordinated Administrative Agent, as set forth in the Subordinated Credit Agreement. To date, STX and the Subordinated Credit Parties have been successful in obtaining such consents when needed, including with respect to the Merger. As of the date of this current report on Form 6-K, the Subordinated Credit Parties and STX are in compliance with each covenant under the Subordinated Credit Agreement.

The description above is only a summary of the material provisions of the Subordinated Credit Agreement and is qualified in its entirety by reference to copies of the Subordinated Credit Agreement, First Subordinated Amendment, Second Subordinated Amendment and Third Subordinated Amendment, which are filed as Exhibits 10.12, 10.13, 10.14 and 10.15, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Press Release Announcing the Consummation of the Merger and the PIPE Financing

On July 30, 2020, Eros and STX issued a joint press release announcing the completion of the Merger and the PIPE Financing. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Important Note

The representations, warranties and covenants contained in the agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in Eros’ and the combined company’s public disclosures. Accordingly, the agreements described above are described in this filing only to provide investors with information regarding the terms of such agreements and not to provide investors with any other factual information regarding the parties or their respective businesses.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of the combined company’s business strategy and expectations concerning its and the combined company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that the combined company is expecting, including, without limitation: the combined company’s ability to successfully and cost-effectively source film content; the combined company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; the combined company’s ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the combined company’s films; the combined company’s ability to predict the popularity of its films, or changing consumer tastes; the combined company’s ability to maintain existing rights, and to acquire new rights, to film content; the combined company’s ability to successfully defend any future class action lawsuits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the combined company’s business practices, accounting practices and/or officers and directors; the combined company’s dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; the combined company’s ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; the combined company’s dependence on its relationships with theater operators and other industry participants to exploit the combined company’s film content; the combined company’s ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; the combined company’s ability to compete in the Indian film industry; the combined company’s ability to compete with other forms of entertainment; the combined company’s ability to combat piracy and to protect its intellectual property; the combined company’s ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, the combined company’s exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the combined company or its subsidiaries and certain of its directors and officers; the combined company’s ability to successfully respond to technological changes; regulatory changes in the Indian film industry and the combined company’s ability to respond to them; the combined company’s ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the combined company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures in India and elsewhere, may have material adverse effects on the combined company’s business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of closing the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the Merger and related transactions; uncertainty as to the effects of the consummation of the Merger and related transactions on the market price of the Eros A Ordinary Shares and/or the combined company’s financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the combined company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of the combined company’s assumptions prove to be incorrect, the combined company’s actual results may vary in material respects from what the combined company may have expressed or implied by these forward-looking statements. The combined company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the combined company in this communication speaks only as of the date on which the combined company makes it. Factors or events that could cause the combined company’s actual results to differ may emerge from time to time, and it is not possible for the combined company to predict all of them. The combined company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Exhibit No.	Description
3.1	Amended Articles of Association of Eros International Plc, adopted by resolution passed on 29 June 2020 and made effective July 30, 2020
4.1	Class E Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC, solely in its capacity as the Stockholders’ Representative, and Computershare Inc. and Computershare Trust Company, N.A., together as the Rights Agent and as initial CVR Registrar
4.2	Class D Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC, solely in its capacity as the Stockholders’ Representative, and Computershare Inc. and Computershare Trust Company, N.A., together as the Rights Agent and as initial CVR Registrar
4.3	Class C Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC, solely in its capacity as the Stockholders’ Representative, and Computershare Inc. and Computershare Trust Company, N.A., together as the Rights Agent and as initial CVR Registrar
4.4	Class B Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC, solely in its capacity as the Stockholders’ Representative, and Computershare Inc. and Computershare Trust Company, N.A., together as the Rights Agent and as initial CVR Registrar
4.5	Class A Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC, solely in its capacity as the Stockholders’ Representative, and Computershare Inc. and Computershare Trust Company, N.A., together as the Rights Agent and as initial CVR Registrar
10.1	Investors’ Rights Agreement by and among Eros International Plc and the Investors party thereto, dated as of July 30, 2020
10.2	Amendment No. 1 to the Investors’ Rights Agreement, dated as of July 30, 2020
10.3	Registration Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc and the Holders party thereto
10.4	Eros International Plc 2020 Long-Term Incentive Plan
10.5	Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement (Corporate and Production Facility) dated as of October 7, 2016 by and among STX Financing, LLC, as Borrower, STX, as Parent, the Guarantors referred to therein, the Lenders referred to therein and JPMorgan Chase Bank, N.A., as Administrative Agent and Issuing Bank
10.6	Amendment No. 1 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of June 2, 2017
10.7	Amendment No. 2 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of October 4, 2017
10.8	Waiver and Amendment No. 3 to Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of February 22, 2018
10.9	Amendment No. 4 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of February 11, 2019
10.10	Amendment No. 5 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of January 30, 2020
10.11	Consent and Amendment No. 6 to Second Amended and Restated Credit, Security, Guaranty, and Pledge Agreement, dated as of April 17, 2020
10.12	Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement dated as of October 7, 2016, among STX Financing, LLC, as Borrower, STX Filmworks, Inc., as Parent, the Guarantors referred to therein, the Lenders referred to therein, and Red Fish Blue Fish, LLC, as Administrative Agent for the Lenders
10.13	Amendment No. 1 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of March 2, 2018
10.14	Consent and Amendment No. 2 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of February 11, 2019
10.15	Consent and Amendment No. 3 to Second Amended and Restated Subordinated Credit, Security, Guaranty and Pledge Agreement, dated as of April 17, 2020
99.1	Press Release, dated July 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2020	Eros International Plc

	By:	/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer